Toolbox LLC

Profit and Loss
January - March, 2022

	TOTAL
Income	
Refund	739.88
Sales	222,275.23
Total Income	**$223,015.11**
Cost of Goods Sold	
Cost of Goods Sold	413.38
Subcontractors - COS	25,068.05
Supplies & Materials - COGS	20,643.41
Total Cost of Goods Sold	**$46,124.84**
GROSS PROFIT	**$176,890.27**
Expenses	
Accounting Fee	0.00
Advertising	2,097.76
Auto Mobile	0.00
Auto Lease	1,590.29
Fuel	84.04
Total Auto Mobile	**1,674.33**
Bank Charges	38.52
Dues & Subscriptions	115.50
Equipment Lease	5,507.83
EVENTS	18,768.27
Insurance	0.00
Liability Insurance	1,798.10
Total Insurance	**1,798.10**
Meals-Business	861.73
Merchant Fees	3,689.04
Office Expenses	0.00
Computer Software and Equipment	1,539.33
Total Office Expenses	**1,539.33**
Rent or Lease	15,507.32
Repair & Maintenance	406.80
Travel	0.00
Lodging	700.00
Parking	122.25
Total Travel	**822.25**
Utilities	0.00
Electric	1,000.00
Gas Services	900.00
Internet & Cable	1,741.24
Telephone	2,404.77

Toolbox LLC

Profit and Loss
January - March, 2022

	TOTAL
Waste	1,335.49
Total Utilities	**7,381.50**
Total Expenses	**$60,208.28**
NET OPERATING INCOME	**$116,681.99**
Other Income	
Interest Earned	18.97
Total Other Income	**$18.97**
Other Expenses	
Ask My Accountant	15,357.42
Total Other Expenses	**$15,357.42**
NET OTHER INCOME	**$ -15,338.45**
NET INCOME	**$101,343.54**

Toolbox LLC

Balance Sheet

As of March 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
BOA Checking	161.29
Checking-National Capital Bank of Washington	8,806.68
National Capital 1003	15,546.66
Savings-National Capital Bank of Washington	300,104.03
Total Bank Accounts	**$324,618.66**
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Uncategorized Asset	494.68
Zeleno Loan-Intercompany	86,000.00
Total Other Current Assets	**$86,494.68**
Total Current Assets	**$411,113.34**
Fixed Assets	
Accumulated Depreciation	-29,650.00
CoreAlign Ladder	8,000.00
Pilates Mats	1,000.00
Pilates Reformers	60,000.00
Total Fixed Assets	**$39,350.00**
TOTAL ASSETS	**$450,463.34**

Toolbox LLC

Balance Sheet

As of March 31, 2022

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Amex 3009	28,150.28
Bank of America CC	0.00
Business Platinum Card-93009	13,962.09
Personal CC	15,919.36
Total Credit Cards	**$58,031.73**
Other Current Liabilities	
Fundation Loan	69,890.88
Light Stream Loan	0.00
Total Other Current Liabilities	**$69,890.88**
Total Current Liabilities	**$127,922.61**
Long-Term Liabilities	
SBAD Loan	222,693.68
Total Long-Term Liabilities	**$222,693.68**
Total Liabilities	**$350,616.29**
Equity	
Opening Balance Equity	-352,221.98
Owners Pay and Personal Expenses	-218,150.75
Retained Earnings	568,876.15
Net Income	101,343.63
Total Equity	**$99,847.05**
TOTAL LIABILITIES AND EQUITY	**$450,463.34**

Toolbox LLC

Statement of Cash Flows
January - March, 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	101,343.63
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Zeleno Loan-Intercompany	-6,000.00
Fundation Loan	-4,352.58
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-10,352.58**
Net cash provided by operating activities	**$90,991.05**
FINANCING ACTIVITIES	
SBAD Loan	222,693.68
Owners Pay and Personal Expenses	-8,796.73
Net cash provided by financing activities	**$213,896.95**
NET CASH INCREASE FOR PERIOD	**$304,888.00**
Cash at beginning of period	19,730.66
CASH AT END OF PERIOD	**$324,618.66**